SO 4/4/03

03015962

UNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

UE 4-3-03

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
Hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westmoreland Management, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

951 East Byrd Street, Suite 94

(No. and Street)

Richmond	**VA**	**23219**
(City)	(State)	(Zip Code)

PROCESSED
APR 10 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Taylor **(804) 648-1540**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Peter Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westmoreland Management, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

My Commission Expires January 31, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Auditors on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Westmoreland Management, LLC
(Formerly Westmoreland Capital Securities, LLC)

December 31, 2002
with Report of Independent Auditors

Westmoreland Management, LLC

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Members of
Westmoreland Management, LLC

We have audited the accompanying statement of financial condition of Westmoreland Management, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westmoreland Management, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 18, 2003

Westmoreland Management, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 1,571,788
Total assets	$ 1,571,788
Liabilities and member's interest	
Liabilities:	
Due to Parent	$ 1,293,861
Total liabilities	1,293,861
Member's interest	277,927
Total liabilities and member's interest	$ 1,571,788

See accompanying notes to statement of financial condition.

Westmoreland Management, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Westmoreland Management, LLC (the "Company"), formerly Westmoreland Capital Securities, LLC is a wholly owned direct subsidiary of Westmoreland Capital Management, LLC (the "Parent") incorporated in the state of Delaware on January 3, 2002. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on July 26, 2002. The Company intends to act as an introducing broker engaging primarily in the sales, trading and distribution of collateralized debt obligation ("CDO") securities.

The Parent is a structured finance asset manager serving investors in the traditional fixed income and alternative investment communities.

2. Summary of Significant Accounting Policies

Securities transactions and related income and expenses are recorded on a trade date basis.

Interest-bearing deposits with maturities of three months or less are considered cash equivalents.

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions as to reported amounts and disclosures in the statement of financial condition. Management believes that the estimates used in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from the estimates included in the statement of financial condition.

3. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. All of the Company's financial assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

4. Related Party Transactions

The Company is charged an allocable portion of certain costs, including employee compensation and benefits, occupancy, depreciation of fixed assets and general and administrative costs, all incurred by its Parent on behalf of the Company. These costs are allocated to the Company using various measures that management believes are consistent with the types of costs covered an expense agreement with the Parent.

For the year ended December 31, 2002, the Company had a payable to its Parent of $1,293,861 representing amounts due for such expenses incurred by its Parent.

The Parent paid on behalf of the Company all start up and operating expenses for the first six months of 2002 on behalf of the Company. The Parent has agreed to waive reimbursement from the Company of such costs.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1").

The Company computes its net capital under the aggregate indebtedness method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness ($161,733) for the first twelve months after commencing operations as a broker dealer, as defined by Rule 15c3-1. Rule 15c3-1 requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2002, the Company had net capital of $248,490, as defined under Rule 15c3-1, which exceeded the requirements by $86,757. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 5.2 to 1.

6. Taxes

The Company has selected to be treated as a limited liability company for Federal, state and local income tax purposes. Accordingly, all items of income, expense, gain and loss of the Company are generally reportable on the tax returns of its members.

7. Benefits

The Parent has a 401(k) plan and a qualified profit-sharing plan, which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Parent subject to certain limitations. In addition, the Parent may contribute additional amounts to its plans at its discretion, based on its profits for the year. The Company reimburses the Parent for its share of these contributions.